

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 5, 2010

Martin J. Landon
Executive Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

      Re: Kinetic Concepts, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              File No. 1-9913

Dear Mr. Landon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief